SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

For November 9, 2015

Euro Tech Holdings Company Limited
(Translation of Registrant's name into English)

18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑        Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-                                                                            .

Item5. Other Events

On November 9, 2015, Euro Tech Holdings Company Limited (the "Company") held its Annual Meeting of Shareholders at 4:00 P.M. (local time) at the Luk Kwok Hotel, 72 Gloucester Road, Wanchai, Hong Kong.

The Proposals presented to the shareholders at that meeting were the following:

Proposal 1.	The election of the following six persons to the Company's Board of Directors: T.C. Leung; JerryWong; Alex Sham; Y.K. Liang; Vincent Pak Kan Wong and Fu Ming Chen.

Proposal 2.
Adjourn the annual meeting if the Company's management should determine in its sole discretion, at the time of the annual meeting, that an adjournment is necessary to enable it to solicit additional proxies to secure a quorum or the approval of any of the matters identified in the notice of meeting.

An aggregate of 1,150,715 shares, representing approximately 55.81% of the Company's issued and outstanding 2,061,909 shares entitled to vote on the record date were present in person or by proxy. A clear quorum was present.

The shareholders in person or by proxy voted their shares as follows:

Proposal Number 1.  Election of Directors:

	Votes For	Votes Against	Votes Abstain	Approximate Percentages of For Votes of All Issued & Outstanding Shares
T.C. Leung	1,104,626	17,384	28,705	53.57%
Jerry Wong	1,104,590	17,420	28,705	53.57%
Alex Sham	1,104,807	17,203	28,705	53.58%
Y.K. Liang	1,120,655	2,655	27,405	54.35%
Vincent Pak Kan Wong	1,120,872	2,438	27,405	54.36%
Fu Ming Chen	1,120,655	2,655	27,405	54.35%

Proposal Number 2. Adjourn Meeting (if necessary):

Votes For	Votes Against	Votes Abstaining	Approximate Percentage of For Votes of All Outstanding Shares
1,102,191	47,698	826	53.45%

As a result, all six of the Company's nominees were elected as Directors of the Company to serve in that capacity for the ensuing year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

By:	/s/ T.C. LEUNG
CHIEF EXECUTIVE OFFICER and CHAIRMAN OF THE BOARD OF DIRECTORS

November 12, 2015